SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

INTEGRATED DEVICE TECHNOLOGY, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

INTEGRATED DEVICE TECHNOLOGY, INC.

(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

458118106

(CUSIP NUMBER OF CLASS OF SECURITIES)

J. VINCENT TORTOLANO, ESQ.

GENERAL COUNSEL

INTEGRATED DEVICE TECHNOLOGY, INC.

6024 SILVER CREEK VALLEY ROAD

SAN JOSE, CALIFORNIA 95138

(408) 284-8200

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

MARK V. ROEDER, ESQ.

LATHAM & WATKINS LLP

140 SCOTT DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$ 9,557,545	$533.31

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Integrated Device Technology, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 15,766,323 shares of Integrated Device Technology, Inc. common stock and have an aggregate value of $ 9,557,545 as of October 1, 2009, calculated using the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 533.31	Filing party: Integrated Device Technology, Inc.

Form or Registration No.: Schedule TO	Date Filed: October 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Integrated Device Technology, Inc. (“IDT”) with the Securities and Exchange Commission on October 2, 2009 (as amended, the “Schedule TO”). Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

This Schedule TO relates to a stock option exchange program (“option exchange”) pursuant to which IDT is offering certain employees the opportunity to exchange certain options (“eligible options”) to purchase shares of IDT’s common stock that were granted under one of IDT’s existing equity incentive plans as described in the Offer to Exchange Certain Outstanding Options To Purchase Common Stock For a Number of Replacement Options dated October 2, 2009 provided as Exhibit (a)(1)(i) (the “Offer to Exchange”) to the Schedule TO for replacement options to be granted under IDT’s 2004 Equity Plan. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the Schedules and Exhibits thereto, including the Offer to Exchange, remain unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Exchange.

Item 12.	Exhibits

The Exhibit Index attached to this Amendment No. 1 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2009	INTEGRATED DEVICE TECHNOLOGY, INC.

	By:	/s/ RICHARD D. CROWLEY, JR.
	Name:	Richard D. Crowley, Jr.
	Title:	Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Exchange Certain Outstanding Options to Purchase Common Stock For a Number of Replacement Options, dated October 2, 2009.

(a)(1)(ii)*	E-mail Communication to Eligible IDT Employees regarding Exchange Program

(a)(1)(iii)*	Election Concerning Exchange of Stock Options

(a)(1)(iv)*	Form of Agreement to Terms of Election

(a)(1)(v)*	Confirmation E-mail/Letter to Employees who Elect to Participate in the Exchange Program

(a)(1)(vi)*	Form of Reminder E-mail Communication to Eligible IDT Employees regarding Exchange Program

(a)(1)(vii)*	Screen shots of offer website

(a)(1)(viii)*	Frequently Asked Questions

(a)(1)(ix)	E-mail Communication to Eligible IDT Employees regarding Informational Sessions

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Integrated Device Technology, Inc. 2004 Equity Plan (1)

(d)(2)	Form of stock option agreement under the Integrated Device Technology, Inc. 2004 Equity Plan (2)

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.
(1)	Filed as Exhibit 10.25 to IDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2004, and incorporated herein by reference.
(2)	Filed as Exhibit 10.2 to IDT’s Current Report on Form 8-K dated September 16, 2005, and incorporated herein by reference.